EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2014

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013 (1)	2014	2013 (1)

Sales	7,338	6,908	10,417	10,064
Cost of product sold	5,739	5,209	8,262	7,660

Gross profit	1,599	1,699	2,155	2,404
Expenses
Selling	609	546	1,053	942
General and administrative (note 3)	66	62	166	156
Earnings from associates and joint ventures	(13)	(15)	(14)	(28)
Other expenses (note 3)	42	42	2	31

Earnings before finance costs and income taxes	895	1,064	948	1,303
Finance costs related to long-term debt	9	21	28	43
Other finance costs	18	21	35	39

Earnings before income taxes	868	1,022	885	1,221
Income taxes	243	278	248	331

Net earnings from continuing operations	625	744	637	890
Net (loss) earnings from discontinued operations (note 2)	(9)	3	(18)	(2)

Net earnings	616	747	619	888

Attributable to:
Equity holders of Agrium	615	749	617	890
Non-controlling interest	1	(2)	2	(2)

Net earnings	616	747	619	888

Earnings per share attributable to equity holders of Agrium (note 4)
Basic and diluted earnings per share from continuing operations	4.34	5.00	4.42	5.97
Basic and diluted (loss) earnings per share from discontinued operations	(0.06)	0.02	(0.13)	(0.01)

Basic and diluted earnings per share	4.28	5.02	4.29	5.96

(1)	Certain amounts have been reclassified as a result of discontinued operations. See note 2, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Net earnings	616	747	619	888
Other comprehensive income (loss)
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(4)	—	(4)	—
Deferred income taxes	1	—	1	—
Share of comprehensive income of associates and joint ventures	1	—	2	1
Available for sale financial instruments
Gains	—	1	—	1
Foreign currency translation differences
Gains (losses)	102	(219)	(4)	(243)

	100	(218)	(5)	(241)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses	(20)	—	(20)	—
Deferred income taxes	6	—	6	—

	(14)	—	(14)	—

Other comprehensive income (loss)	86	(218)	(19)	(241)

Comprehensive income	702	529	600	647

Attributable to:
Equity holders of Agrium	701	531	598	649
Non-controlling interest	1	(2)	2	(2)

Comprehensive income	702	529	600	647

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013 (1)	2014	2013 (1)

Operating
Net earnings from continuing operations	625	744	637	890
Adjustments for
Depreciation and amortization	142	127	269	235
Earnings from associates and joint ventures	(13)	(15)	(14)	(28)
Share-based payments	(16)	(30)	15	(14)
Unrealized loss (gain) on derivative financial instruments	9	3	(5)	(4)
Unrealized foreign exchange (gain) loss	(17)	(12)	(19)	4
Interest income	(19)	(16)	(30)	(31)
Finance costs	27	42	63	82
Income taxes	243	278	248	331
Other	15	9	27	14
Interest received	19	16	31	31
Interest paid	(21)	(18)	(53)	(74)
Income taxes paid	(32)	(200)	(68)	(455)
Dividends from associates and joint ventures	6	14	7	15
Net changes in non-cash working capital	(931)	(1,007)	(310)	(701)

Cash provided by (used in) operating activities	37	(65)	798	295

Investing
Acquisitions, net of cash acquired	(2)	(15)	(18)	(49)
Repayment of advance on acquisition of Viterra Inc.	—	932	—	932
Capital expenditures	(543)	(413)	(1,002)	(750)
Capitalized borrowing costs	(30)	(13)	(53)	(22)
Purchase of investments	(39)	—	(65)	(8)
Proceeds from disposal of investments	32	—	44	—
Other	19	(22)	(3)	(32)
Net changes in non-cash working capital	10	32	61	46

Cash (used in) provided by investing activities	(553)	501	(1,036)	117

Financing
Short-term debt	793	(881)	444	(816)
Long-term debt issued	—	1,000	—	1,010
Transaction costs on long-term debt	—	(14)	—	(14)
Repayment of long-term debt	(5)	(478)	(15)	(519)
Dividends paid	(108)	(74)	(216)	(149)
Shares issued	1	—	1	2
Shares repurchased	—	(62)	—	(62)

Cash provided by (used in) financing activities	681	(509)	214	(548)

Effect of exchange rate changes on cash and cash equivalents	(16)	(26)	(19)	(33)

Increase (decrease) in cash and cash equivalents from continuing operations	149	(99)	(43)	(169)
Cash and cash equivalents provided by discontinued operations (note 2)	18	8	1	5
Cash and cash equivalents – beginning of period	592	585	801	658

Cash and cash equivalents – end of period	759	494	759	494

(1)	Certain amounts have been reclassified as a result of discontinued operations. See note 2, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	June 30,		December 31,
	2014	2013	2013
Assets
Current assets
Cash and cash equivalents	759	494	801
Accounts receivable	3,542	3,845	2,105
Income taxes receivable	4	11	78
Inventories	3,097	2,913	3,413
Advance on acquisition of Viterra Inc.	—	762	—
Prepaid expenses and deposits	157	114	805
Other current assets	124	—	104
Assets held for sale (note 2)	210	—	202

	7,893	8,139	7,508
Property, plant and equipment (note 7)	5,788	3,940	4,960
Intangibles	712	649	738
Goodwill	1,970	2,250	1,958
Investments in associates and joint ventures	627	628	639
Other assets	95	120	99
Deferred income tax assets	75	81	75

	17,160	15,807	15,977

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 5)	1,202	459	764
Accounts payable	4,263	3,615	3,985
Income taxes payable	179	57	2
Current portion of long-term debt	54	—	58
Current portion of other provisions	116	71	112
Liabilities held for sale (note 2)	55	—	44

	5,869	4,202	4,965
Long-term debt	3,060	3,066	3,066
Post-employment benefits	157	177	135
Other provisions	416	449	426
Other liabilities	37	67	59
Deferred income tax liabilities	441	517	530

	9,980	8,478	9,181

Shareholders’ equity
Share capital	1,821	1,880	1,820
Retained earnings	5,632	5,618	5,253
Accumulated other comprehensive loss	(276)	(170)	(279)

Equity holders of Agrium	7,177	7,328	6,794
Non-controlling interest	3	1	2

	7,180	7,329	6,796

	17,160	15,807	15,977

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income
	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Available for sale financial instruments	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2012	149	1,890	4,955	—	(3)	—	74	71	6,916	4	6,920

Net earnings (loss)	—	—	890	—	—	—	—	—	890	(2)	888
Other comprehensive income (loss), net of tax
Other	—	—	—	—	1	1	(243)	(241)	(241)	—	(241)

Comprehensive income (loss), net of tax	—	—	890	—	1	1	(243)	(241)	649	(2)	647
Dividends	—	—	(149)	—	—	—	—	—	(149)	—	(149)
Non-controlling interest transactions	—	—	(2)	—	—	—	—	—	(2)	(1)	(3)
Shares repurchased	(1)	(12)	(76)	—	—	—	—	—	(88)	—	(88)
Share-based payment transactions	—	2	—	—	—	—	—	—	2	—	2

June 30, 2013	148	1,880	5,618	—	(2)	1	(169)	(170)	7,328	1	7,329

December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796

Net earnings	—	—	617	—	—	—	—	—	617	2	619
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(14)	—	—	—	—	—	(14)	—	(14)
Other	—	—	—	(3)	2	—	(4)	(5)	(5)	—	(5)

Comprehensive income (loss), net of tax	—	—	603	(3)	2	—	(4)	(5)	598	2	600
Dividends	—	—	(216)	—	—	—	—	—	(216)	—	(216)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(1)	(1)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—

June 30, 2014	144	1,821	5,632	(3)	(5)	—	(268)	(276)	7,177	3	7,180

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two core strategic business units:

•	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

•	North America, including the United States and Canada; and

•	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe, and produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta, Texas and Argentina;

•	Potash: Mining and processing in Saskatchewan;

•	Phosphate: Owning and operating mines and production facilities in Alberta and Idaho;

•	Product purchased for resale: Marketing nutrient products from other suppliers in North and South America and Europe; and

•	Ammonium sulfate, ESN and other: Producing blended crop nutrients, ESN®, (Environmentally Smart Nitrogen) polymer-coated nitrogen crop nutrients, and micronutrients.

Additional information on our operating segments is included in note 8.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 6, 2014. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2013 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2013 Annual Report, with the exception of the adoption of IFRS 9 Financial Instruments and other accounting changes described in note 10 to our consolidated interim financial statements for the three months ended March 31, 2014.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

2.	Discontinued Operations, Assets and Liabilities Held for Sale

Assets and liabilities held for sale and related discontinued operations consist of components of our former Advanced Technologies business unit. In July 2014, we completed the sale of the Turf and Ornamental portion of the assets held for sale for approximately $94-million. The transaction is subject to customary closing conditions and final purchase price adjustments.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended		Six months ended
Condensed information of discontinued operations	June 30,		June 30,
	2014	2013	2014	2013
Operating information
Discontinued operations of assets held for sale
Sales	112	108	172	176
Expenses	124	105	195	180

(Loss) earnings before income taxes	(12)	3	(23)	(4)
Income tax recovery	(3)	—	(5)	(2)

Net (loss) earnings from discontinued operations	(9)	3	(18)	(2)

Cash provided by operating activities	18	8	1	5

Balance sheet information	June 30, 2014
Accounts receivable	80
Inventories	77
Property, plant and equipment	27
Intangibles	26

Assets held for sale	210

Accounts payable	55

Liabilities held for sale	55

3.	Expenses

	Three months ended		Six months ended
General and administrative	June 30,		June 30,
	2014	2013	2014	2013
Share-based payments	(16)	(30)	15	(14)
Depreciation and amortization	8	12	15	27
Other general and administrative	74	80	136	143

	66	62	166	156

	Three months ended		Six months ended
Other expenses	June 30,		June 30,
	2014	2013	2014	2013
Realized and unrealized gain on commodity derivatives not designated as hedges	—	(1)	(32)	(9)
Realized and unrealized loss (gain) on foreign exchange derivatives not designated as hedges	27	4	12	(9)
Foreign exchange (gain) loss	(29)	7	(17)	26
Interest income	(19)	(16)	(30)	(31)
Environmental remediation and asset retirement obligations	22	3	20	4
Bad debt expense	25	21	30	26
Potash profit and capital tax	3	8	6	12
Other	13	16	13	12

	42	42	2	31

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

4.	Earnings per Share

	Three months ended		Six months ended
Attributable to equity holders of Agrium	June 30,		June 30,
	2014	2013	2014	2013
Numerator
Net earnings from continuing operations	624	746	635	892
Net loss (earnings) from discontinued operations	(9)	3	(18)	(2)

Net earnings	615	749	617	890

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	144	149	144	149

5.	Debt

		June 30, 2014		December 31, 2013
	Maturity	Rate
Short-term debt
Commercial paper	2014	0.35	973	503
Credit facilities		2.02	229	261

			1,202	764

6.	Financial Instruments

Natural gas derivatives outstanding	June 30,			December 31,
	2014			2013
	Notional	Maturities	Fair value of assets (liabilities)	Notional	Maturities	Fair value of assets (liabilities)
Not designated as hedges
AECO Swaps (millions MMBtu)	1	2014	—	8	2014	—
Designated as hedges
AECO Swaps (millions MMBtu)	51	2015 – 2018	8	—	—	—

	52		8	8		—

We hold all derivative financial instruments for risk management purposes only. In addition to the natural gas derivatives listed above, we hold foreign exchange derivative contracts not designated as hedges. The fair value of foreign exchange derivatives at June 30, 2014 was a net liability of $7-million (December 31, 2013 – net liability of $1-million).

	Fair value
Maturities of natural gas derivative contracts	2015	2016	2017	2018	2019
Designated as hedges	1	2	2	3	—

	1	2	2	3	—

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Natural gas derivatives outstanding	June 30,			December 31,
	2014			2013
Balance sheet presentation	Gross amount	Netting	Carrying amount	Gross amount	Netting	Carrying amount
Not designated as hedges
Accounts receivable	4	(4)	—	26	(26)	—
Accounts payable	(4)	4	—	(26)	26	—
Designated as hedges
Other assets	195	(187)	8	—	—	—
Other liabilities	(187)	187	—	—	—	—

	8	—	8	—	—	—

Impact of change in fair value of natural gas derivative financial instruments	June 30,	December 31,
	2014	2013
A $10-million increase in net earnings requires an increase in gas prices per MMBtu	0.26	1.87
A $10-million decrease in net earnings requires a decrease in gas prices per MMBtu	(0.26)	(1.87)

Commodity price risk management and cash flow hedges

Natural gas is a significant component of our cost of product sold for nitrogen-based fertilizers. We use physical contracts and financial forward contracts to manage the risk of market fluctuations in natural gas prices and to reduce the variability of cash flows from our planned purchases of natural gas used in our fertilizer production facilities. Our Board of Directors has established limits on risk management activities, including the following:

Use of derivatives to hedge exposure to natural gas market prices risk
Term (gas year – twelve months ending October 31)	2014	2015	2016	2017		2018
Maximum allowable (% of forecasted gas requirements)	75	75	75	25	(1)	25	(1)
Forecasted average monthly purchases (millions MMBtu)	—	—	9	9		9
Gas requirements hedged using derivatives designated as hedges (%)	—	—	17	17		17

(1)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

During the three months ended June 30, 2014, we designated natural gas forward contracts as hedges of highly probable purchases of natural gas. The contracts settle in the months hedged, using AECO futures price indexes, which we use to determine fair value. The contracts are denominated in Canadian dollars for purchases of gas in Canadian dollars. We forecast that the contracted purchases and related delivery of natural gas will occur beginning November 2015 until October 2018. At the inception of each designated forward contract, we prepare formal designation and documentation of the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio. For derivatives designated as hedges, we record the effective portion of changes in fair value to other comprehensive income. We record any ineffective portion to earnings.

The underlying risk of the forward contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of the natural gas forward contracts designated as hedges to other comprehensive income.

We use quoted market prices from AECO to determine the fair value of natural gas derivatives. If these market prices are adjusted by a forward yield curve, we classify the fair value of the financial instruments within Level 2.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	June 30,
	2014
	Fair value		Carrying value
Classification of financial instruments measured at fair value	Level 1	Level 2
Accounts receivable – derivatives	1	—	1
Other current financial assets – marketable securities	19	89	108
Other financial assets – derivatives	8	—	8
Accounts payable – derivatives	8	—	8

Classification of fair value of long-term debt
Debentures	—	3,355	2,990

	December 31,
	2013
	Fair value		Carrying value
Classification of financial instruments measured at fair value	Level 1	Level 2
Cash and cash equivalents	—	801	801
Accounts receivable – derivatives	1	—	1
Other current financial assets
Available for sale – equities	14	—	14
Available for sale – fixed income	—	90	90
Other financial assets
Available for sale	12	—	12
Accounts payable – derivatives	—	2	2

Classification of fair value of long-term debt
Debentures	—	3,124	2,989

There have been no transfers between Level 1 and Level 2 fair value measurements in the three or six months ended June 30, 2014 or June 30, 2013. We do not measure any of our financial instruments using Level 3 inputs.

7.	Additional Information

Property, plant and equipment

During the six months ended June 30, 2014, we added $652-million to assets under construction at our Vanscoy Potash facility.

Dividends

June 30,
2014
Declared			Paid to	Total
Effective	Per share	Total	Shareholders
December 12, 2013	0.75	108	January 16, 2014	108
February 21, 2014	0.75	108	April 17, 2014	108
May 7, 2014	0.75	108	July 17, 2014	NA

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

8.	Operating Segments

	Three months ended		Six months ended
	June 30,		June 30,
Segment operations	2014	2013	2014	2013
Sales
Retail
North America	5,513	4,660	7,234	6,250
International	884	903	1,395	1,452

Total Retail	6,397	5,563	8,629	7,702

Wholesale
Nitrogen	421	641	757	1,023
Potash	175	212	303	364
Phosphate	161	211	328	373
Product purchased for resale	285	329	579	681
Ammonium sulfate, ESN and other	170	201	306	345

Total Wholesale	1,212	1,594	2,273	2,786

Other	(271)	(249)	(485)	(424)

	7,338	6,908	10,417	10,064

Inter-segment sales
Retail	5	7	10	11
Wholesale	266	242	475	413

	271	249	485	424

Earnings before income taxes
Retail
North America	673	550	591	527
International	41	12	68	7

Total Retail	714	562	659	534

Wholesale
Nitrogen	101	294	191	467
Potash	72	120	118	204
Phosphate	6	27	8	64
Product purchased for resale	12	8	16	14
Ammonium sulfate, ESN and other	36	54	65	97

	227	503	398	846
Unallocated expenses	36	38	29	47

Total Wholesale	191	465	369	799

Other	(10)	37	(80)	(30)

Earnings before finance costs and income taxes	895	1,064	948	1,303
Finance costs related to long-term debt	9	21	28	43
Other finance costs	18	21	35	39

Earnings before income taxes	868	1,022	885	1,221

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Retail sales
Crop nutrients	2,708	2,485	3,604	3,287
Crop protection products	2,199	1,848	2,929	2,634
Seed	1,038	809	1,336	1,094
Merchandise	218	142	404	262
Services and other	234	279	356	425

	6,397	5,563	8,629	7,702